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KENNETH E. YOUNG ken.young@dechert.com +1 215 994 2988 Direct +1 215 655 2988 Fax

February 10, 2015

VIA EDGAR

Mark Cowan

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Resource Credit Income Fund
File Numbers: 333-200981; 811-23016

Dear Mr. Cowan:

On behalf of Resource Credit Income Fund (the “Fund”), set forth below is the Fund’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund in a letter dated January 15, 2015 regarding the Fund’s Registration Statement on Form N-2 (1933 Act File No. 333-200981 and 1940 Act File No. 811-23016) (the “Registration Statement”) and the prospectus included therein.  For your convenience, the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Fund’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

We also describe below the changes that we have made in response to the Staff’s comments in the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement (“PEA 1”) filed by the Fund with the Commission on February 10, 2015, which amends the Registration Statement.

Prospectus

Cover Page

1.                                      Please include the information required by item 1(g) of Form N-2.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

2.                                      Please supplementally explain the purpose of the last sentence of the third paragraph on the cover page. (i.e., the sentence that explains the purpose of the link to sec.gov.)

Under Release No. 33-8591, information that is hyperlinked into a prospectus may be considered part of the prospectus.  The Fund does not intend for any information on the Commission’s website to be incorporated by reference into the prospectus and has provided the address of the website for informational purposes only.  Accordingly, the Fund included the address of the website in ordinary rather than hyperlinked text and included the last sentence to indicate to prospective investors that information from the website does not form a part of the prospectus.

3.                                      Please consider converting the last (bolded) paragraph on the cover page to a bullet list.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Prospectus Summary

4.                                      The Instruction to Item 3.2 of Form N-2 states that the “synopsis should provide a clear and concise description of the key features of the offering and the Registrant.” Inasmuch as the disclosure does not contain a description of the key features of the offering or Registrant (or repeats verbatim disclosure found elsewhere in the prospectus or SAI), please consider removing it from the Prospectus Summary.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

5.                                      For clarity, please explain the term small- to middle-market companies.

As discussed on page 29 of the Registration Statement, small and middle-market companies tend to be newly formed or have limited product lines, distribution channels and financial and managerial resources.  The Fund generally considers small and middle-market companies to be those companies that have EBITDA of between $5 million and $100 million and annual revenues of between $50 million and $2.5 billion.  Although neither the Fund nor the market at large have a strict definition for small and middle-market companies, the Fund views EBITDA and revenue as good mechanisms for evaluating the relative size of companies.

6.                                      The defined term “Board” is used prior to the disclosure of its definition, which is on page 2 of the Statement of Additional Information.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

7.                                      In the disclosure of Co-Investment Restrictions, for clarity, please consider replacing the term “board of directors” with “board of trustees.”

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

8.                                      With respect to the Fund’s investments in private investment companies, please advise the staff whether any of these companies are “investment companies” but for the exclusions from the 1940 Act pursuant to Sections 3(c)(1) or 3(c)(7). If so, please disclose the percentage of assets the Fund intends to invest in such entities and refer to these entities as “hedge funds,” “private equity funds” or similar entities. We may have additional comments after reviewing your response.

Some of the private investment companies that the Fund may invest in, including hedge funds and other similar entities, would be “investment companies” within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), but for the exclusions pursuant to Sections 3(c)(1) and 3(c)(7) of the 1940 Act.  While the Fund discloses in the Registration Statement that it seeks to allocate funds based on a variety of factors, including balancing liquidity, yield and long term appreciation and correlation to the equity market and other markets, the Fund generally expects that the aggregate funds invested in private investment companies would be no greater than 40% of the Fund’s portfolio in the case of private equity funds and no greater than 10% of the Fund’s portfolio in the case of hedge funds, and that any given fund would represent no greater than 10% of the Fund’s total portfolio.

9.                                      Please reconcile your disclosure in the section entitled ‘Investment Strategy’ on page 2, which states that the adviser will allocate among “four distinct alternative asset strategies,” with your disclosure on page 15 that states that the adviser will allocate among “four distinct alternative credit asset strategies.”

The Fund acknowledges the Staff’s comment and has revised the Registration Statement by removing the word “credit” on page 11 of PEA 1.

10.                               Please clarify the meaning of the term “gross assets” (i.e., does the term include assets acquired through leverage and/or the notional amount of derivatives in which the fund may invest). If so, please disclose that the use of leverage (and investments in equity futures and other derivatives) may create a conflict of interest for the Adviser because it is compensated based on “gross assets.” See also comment 12 below.

The Fund acknowledges the Staff’s comment.  The Fund has determined that the management fee will be payable on net assets (rather than gross assets) and has revised the Registration Statement accordingly.  Because net assets do not include assets acquired through leverage, the Fund has not included the additional disclosure requested by the Staff.

11.                               For clarity, please explain how “gross assets” are expected to relate to “net assets” (e.g., it is anticipated that gross assets will be significantly greater than net assets).

The Fund acknowledges the Staff’s comment.  The Fund expects that gross assets, which include assets acquired through leverage, will be significantly greater than net assets because the Fund may employ leverage in an amount of up to 33% of the Fund’s gross assets.  However, the Fund notes that it has determined that the management fee will be payable on net assets (rather than gross assets).  Please see comment 10.

12.                               In addition, please include prominent cover page language disclosing that, because Resource Financial Fund Management’s advisory fee is based on gross assets (which includes assets acquired through leverage and the notional amount of the derivatives in which the fund may invest), the adviser may have the ability to significantly inflate its management fee.

The Fund acknowledges the Staff’s comment. The Fund has determined that the management fee will be payable on net assets (rather than gross assets) and has revised the Registration Statement accordingly.  Please see comment 10.

13.                               Section 205(a)(1) of the Investment Advisers Act of 1940 (IAA), as a general matter, does not permit incentive fees that are based on capital appreciation. The hurdle rate in your incentive fee arrangement is based on adjusted capital, which is a function of net asset value, which in turn is based, in part, on capital appreciation. Please explain supplementally how this incentive fee arrangement comports with section 205(a)(1) of the IAA. We may have further comments based on your response.

The Fund acknowledges the Staff’s comment and respectfully submits that the incentive fee payable to the Adviser complies with Section 205(a)(1) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Section 205(a)(1) of the Advisers Act prohibits compensation of an investment adviser based on a share of capital gains upon or capital appreciation of the funds.  Here, the amount of the incentive fee payable to the Adviser is a share of the pre-incentive net investment income for the calendar quarter; the hurdle rate is used only to determine the Adviser’s eligibility to receive an incentive fee and the percentage of pre-incentive net investment income that will comprise the fee. Because the amount of the incentive fee is based on net investment income rather than capital gains or capital appreciation, the prohibition on performance fees does not apply.

Summary of Fund Expenses

14.                               Please bold the “Annual Expenses” sub-heading and indent all line items.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

15.                               Please clarify in footnote 4 that you do not anticipate any incentive fees will be imposed during the first year of operations and explain why.

The Fund acknowledges the Staff’s comment.  Based on its current business plan, the Fund anticipates that it may have investment income that could result in the payment of an incentive fee to the Adviser during the Fund’s first year of operations.  The Fund has revised the Registration Statement accordingly.

16.                               Footnote (4) to the fee table states that the Incentive Fee is based on Pre-Incentive Fee Net Investment Income. Please revise the discussion of the incentive fee and the Pre-Incentive Fee Net Investment Income for clarity.

The Fund acknowledges the Staff’s comment and directs the Staff to comment 13 for additional explanation regarding calculation of the incentive fee.  The Fund also notes that this language regarding the incentive fee on net investment income is materially comparable to the disclosure of other continuously offered, closed-end investment companies (see FS Global Credit Opportunities Fund, for example).

17.                               Please include a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

18.                               Please disclose in a footnote to the table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

19.                               Please reconcile footnotes 2 and 3 to correctly associate the footnote disclosure with the proper line item.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

20.                               With respect to the footnote disclosure concerning Early Withdrawal Charges, please consider also including the charges associated with Class C and Class U.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

21.                               Total Annual Expenses for Class C and Class T appears to be understated (3.63% vs 4.38%), as well as Class I (2.88% vs 3.38%).

The Fund acknowledges the Staff’s comment and notes that these numbers have changed from the Staff’s calculations due to other revisions to the fee table in PEA 1.

22.                               Please revise the last sentence of footnote 4 as the example comes after the footnote.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

23.                               With respect to footnotes 5 and 6, please consider numbering the footnotes in the order the item appears in the table.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

24.                               Please explain supplementally why footnote 6 only seems to apply to Classes C, T, and I.

The Fund acknowledges the Staff’s comment and notes that footnote 6 should apply to all of the share classes.  The Fund has revised the Registration Statement accordingly.

Investment Objectives, Policies and Strategies

25.                               Please clarify whether the 80% test related to “fixed-income related securities” will be limited to predominantly U.S. issuers as indicated in the Prospectus Summary.

As stated on page 2 of the Registration Statement, the Fund intends the 80% test related to fixed-income and fixed-income related securities to apply to predominantly U.S. issuers. The Fund has revised the Registration Statement to clarify this point.

26.                               Please consider whether the following risk factors omitted from the Prospectus Summary are key features of the offering that should be included in the synopsis: “When-Issued Securities and Forward Commitments,” “Incentive Fee Risk,” “Event Driven Investing,” and “Complex Transactions/Contingent Liabilities/Guarantees and Indemnities.”

The Fund acknowledges the Staff’s comment and notes that it does not consider that the risk factors omitted from the Prospectus Summary (other than “Incentive Fee Risk”) to be key features of the offering that should be included in the Prospectus Summary.  The Fund does, however, consider the “Incentive Fee Risk” to be a key feature of the offering and has revised the Registration Statement to include a summary form of that risk factor in the Prospectus Summary.

Determination of Net Asset Value

27.                               Please disclose that the Fund will accrue as a liability each time it calculates net asset value any amount it may owe the investment advisor for the incentive fees, which could vary over time.

In your response letter, please inform the staff whether the Fund’s Board of Trustees will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Fund’s Board of Trustees will regularly review the efficacy of its fair value methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

As discussed on page 41 of the Registration Statement, the Board oversees a due diligence review of the valuation methodologies used by a Non-Traded Fund prior to investing in such a fund and oversees ongoing monitoring of the valuation methodologies after investing in such a fund.  Additionally, the Valuation Procedures that the Fund intends to adopt will discuss in detail the Fund’s policies and procedures regarding valuation, including with respect to the Fair Value Committee of the Board.  The Fair Value Committee will not have a formal policy to review and approve in advance the valuation methodologies of third-party valuation firms, but it will review such methodologies and the results thereof at least quarterly in connection with its determination of fair value of any fair valued securities.

Distribution Policy/ Dividend Reinvestment Plan

28.                               Expand the disclosure to indicate that reinvested distributions increase the Fund’s gross assets on which management fees are payable to Resource Financial Fund Management,

Inc. Supplementally inform the extent to which reinvested distributions will be considered income for purposes of the incentive fee.

The Fund acknowledges the Staff’s comment.  The Fund has determined that the management fee will be payable on net assets (rather than gross assets) and has revised the Registration Statement accordingly.  Please see comment 10.

Supplementally, the Fund submits that reinvested distributions will not be considered income for purposes of the incentive fee, but rather will increase adjusted capital.  Because the incentive fee is only paid on net investment income above the hurdle rate, and because the hurdle rate is measured based on adjusted capital, reinvested dividends will have the effect of increasing the base on which the incentive fee is payable, thereby increasing the amount of income that would need to be earned for the incentive fee to be payable.

Distribution Plan

29.                               Please include language to the effect that, because these distribution fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may exceed the amount of other types of sales charges.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Statement of Additional Information

Repurchase Offers

30.                               One of the circumstances under which the Fund may suspend or postpone a repurchase offer is if “the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association.” Given that the Fund is not expected to be listed, please include a clarification regarding the Fund’s unlisted status or remove the bullet.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Management of the Fund

31.                               Please disclose whether the chairman of the board is an interested person of the Registrant, as defined in section 2(a)(19) of the 1940 Act. See Item 18.5 to Form N-2.

The Fund acknowledges the Staff’s comment.  The Fund intends to appoint an Independent Trustee (who by definition will not be an interested person) to serve as Chairman of the Board.  The Fund has revised the Registration Statement accordingly.

32.                               Please describe the structure of, and the method used to determine, the compensation of the portfolio manager. See Item 21(2) to Form N-2.

The Fund acknowledges the Staff’s comment and submits that the portfolio manager will not be compensated directly by the Fund.  The Fund has revised the Registration Statement accordingly.

General

33.                               Please confirm supplementally that you intend to rely on the multi-class exemptive relief granted to Resource Real Estate Diversified Income Fund, et al. and Resource Real Estate, Inc., Inv. Co. Act Rel. Nos. 31093 (06/23/2014) (Notice) and 31162 (07/22/2014) (Order) or that you intend to obtain your own exemptive relief to permit a multi-class structure.

The Fund confirms that it intends to rely on the multi-class exemptive relief granted to Resource Real Estate Diversified Income Fund, et al. and Resource Real Estate, Inc., Inv. Co. Act Rel. Nos. 31093 (06/23/2014) (Notice) and 31162 (07/22/2014) (Order).

34.                               We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Fund acknowledges the Staff’s comment.

35.                               Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

36.                               Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

The Fund has filed the Registration Statement with FINRA for review of the proposed underwriting terms and arrangements.

37.                               Inasmuch as the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

The Fund acknowledges the Staff’s comment and has considered the Staff’s observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  In the opinion of the Fund, the derivatives disclosure in the Registration Statement is consistent with the observations made in the letter.

38.                               Because the Fund is offering to sell its shares on a continuous basis, please confirm the registrant will provide an undertaking to file post-effective amendments in the event of the occurrence of any events that “represent a fundamental change in the information set forth in the registration statement.”

The Fund acknowledges the Staff’s comment and directs the Staff to undertaking number 3 on page C-3 of the Registration Statement.

39.                               If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

The Fund does not intend to omit information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act.

* * * * * * *

The Fund hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2988.

Sincerely,

/s/ Kenneth E. Young
Kenneth E. Young

Cc:                             Scott Crowe

Justin Milberg

Darshan Patel